Exhibit 99.1
FOR IMMEDIATE RELEASE
Results for the quarter and year ended March 31, 2011 under IFRS
IT Services Revenue cross $5 billion in FY11
Bangalore, India and East Brunswick, New Jersey, USA – April 27, 2011 — Wipro Limited (NYSE: WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its fourth quarter and year ended March 31, 2011.
Highlights of the Results:
Results for the Quarter ended March 31, 2011:
•	IT Services Revenue was $1,400 million, a sequential increase of 4.2% and YoY increase of 20.1%. Non-GAAP constant currency revenue was $1,391 million.

•	Total Revenues were 83.02 billion ($1.86 billion1), an increase of 18% YoY.

•	Net Income was 13.75 billion ($309 million1), an increase of 14% YoY. Non-GAAP Adjusted Net Income was 13.68 billion ($307 million1), an increase of 13% YoY.

•	IT Services Revenues were 62.89 billion ($1,412 million1), an increase of 20% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 13.88 billion ($312 million1), an increase of 9% YoY.

•	Our Operating Income to Revenue for IT Services was 22.1% for the quarter.

•	Wipro declares final dividend of 4 ($0.091) per share/ADS, taking the total dividend declared during the year to 6 ($0.131) per share/ADS.
Results for the year ended March 31, 2011:
•	IT Services Revenue was $5,221 million, an increase of 18.9% YoY.

•	Total Revenues were 310.99 billion ($6.98 billion1), an increase of 15% YoY.

•	Net Income was 52.98 billion ($1.19 billion1), an increase of 15% YoY. Non-GAAP Adjusted Net Income was 52.60 billion ($1.18 billion1), an increase of 15% YoY.

•	IT Services Revenues were 234.85 billion ($5.27 billion1), an increase of 16% YoY.

•	IT Services Earnings Before Interest and Tax (EBIT) was 53.41 billion ($1.20 billion1), an increase of 12% YoY.

•	Our Operating Income to Revenue for IT Services was 22.7% for the year.
Performance for the quarter and year ended March 31, 2011.
Azim Premji, Chairman of Wipro, commenting on the results said – “We have made good progress in creating a leaner, simpler and more customer centric organization structure. We believe our business strategy along with the new structure will deliver industry leading growth.”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on March 31, 2011, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1=44.54. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2011 was US$1=44.91

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “The business environment is positive and we are focusing on growth by directing investments on momentum verticals. We have announced wage hikes effective June 1, 2011, which would have an impact on the operating margins.”
T K Kurien, Executive Director & Chief Executive Officer, IT Business, said – “Our journey of building the new Wipro is based on the foundation of customer focus, domain and technology leadership directed towards the customer needs and providing enriching career opportunities for our employees.”
Outlook for the Quarter ending June 30, 2011
We expect Revenues from our IT Services business to be in the range of $1,394 million to $1,422 million*.
* Guidance is based on the following exchange rates: GBP/USD at 1.64, Euro/USD at 1.46, AUD/USD at 1.07, USD/INR at 44.29.
IT Services (76% of Total Revenue and 93% of Operating Income for the year ended March 31, 2011)
IT Services segment had 122,385 employees as of March 31, 2011, an increase of 2,894 people this quarter and 14,314 people in the year. We added 68 new customers for the quarter and 155 new customers during the year.
As a testament to our focus on high growth verticals, we signed an agreement to acquire the Global Oil and Gas Information Technology practice of the Commercial Business Services business unit of Science Applications International Corporation (SAIC), for an all-cash consideration of approximately US$150 million, subject to adjustments. This acquisition will further strengthen Wipro’s leadership position in the Energy, Natural Resources and Utilities Strategic Business Unit (SBU).
This quarter also saw Wipro signing a strategic agreement with Temenos, the world’s leading supplier of packaged banking software, to deliver core banking on an Application Service Provider (ASP) model to European banks. Wipro will provide banks with a solution based on Temenos’ best-selling TEMENOS T24 (T24) core banking solution and charge clients based on a per use or monthly fee. This offering will address the significant and growing demand for an ASP offering, from small and medium sized banks, to bundle the license, maintenance, services and infrastructure costs of a banking application into a predictable monthly fee and achieve a much faster time to market than if installed on premise.
Wipro has been chosen as the Strategic Partner for Infrastructure Services sustenance and transformation for a leading European Banking Conglomerate’s Investment Banking division, over a 5 year program.
Continuing the trend in the BFSI sector, a significant player in Lloyds of London market has engaged Wipro to deliver a Regulatory Compliance Data Warehousing Solution to meet the upcoming Lloyds 10 day reporting and Solvency II regulations. The scope of the engagement is an end-to-end solution including process analysis and definition. Wipro will be the sole vendor to deliver this capability. This engagement provides Wipro with a framework and reference architecture to offer compliance solutions, which has been an area of focus for Wipro.
Wipro and a leading Pharmacy retailer in USA have entered into a multi-year engagement to provide application management and testing services.

The India and Middle East regions demonstrated strong growth across multiple segments. The Government vertical led the deal momentum in India with a large turnkey project from Punjab Excise for automating the taxation system. Wipro won a large deal for Information Storage consolidation from a leading Space Research organization for a period of three years. The National Informatics Center (NIC) awarded Wipro a five year contract for supply and maintenance of hardware and software for the National Animal Disease Reporting System. Two State Service Delivery Gateway (SSDG) projects from Rajasthan and Tamil Nadu governments were also won by Wipro.
IT Products (12% of Total Revenue and 3% of Operating Income for the year ended March 31, 2011)
•	Our IT Products segment recorded Revenue of 36.91 billion ($829 million1) for the year, a decline of 3% YoY. Revenue for the quarter was 9.11 billion ($204 million1), an increase of 2% YoY.

•	EBIT was 1.61 billion ($36 million1) for the year, a decline of 9% YoY. EBIT was 332 million ($7.46 million1) for the quarter, an increase of 28% YoY.

•	The ratio of our Operating Income to Revenue for this segment was 4.4% for the year and 3.6% for the quarter.
Consumer Care and Lighting (9% of Total Revenue and 6% of Operating Income for the year ended March 31, 2011)
•	Our Consumer Care and Lighting business segment recorded Revenue of 27.26 billion ($612 million1) for the year, an increase of 21% YoY. Revenues for the quarter was 7.24 billion ($163 million1), an increase of 19% YoY.

•	EBIT was 3.45 billion ($77 million1) for the year, an increase of 11% YoY. EBIT was 870 million ($20 million1) for the quarter, an increase of 5% YoY.

•	Operating Income to Revenue for this segment was 12.7% for the year and 12.0% for the quarter.
Wipro Limited
•	Total Revenue for the quarter and year ended March 31, 2011 was 83.02 billion ($1.86 billion1) and 310.99 billion ($6.98 billion1) respectively.

•	Net Income for the quarter and year ended March 31, 2011 was 13.75 billion ($309 million1) and 52.98 billion ($1.19 billion1) respectively.

•	Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for the quarter and year ended March 31, 2011 was 13.68 billion ($307 million1) and 52.60 billion ($1.18 billion1) respectively.
Please see the table on page 7 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.
About Non-GAAP financial measures
This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We consider a stock option award with a graded vesting schedule to be in substance a single award not multiple stock option awards and accordingly believe the straight line amortization reflects the economic substance of the award. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period
These Non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measures, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.
For internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.
Results for the year ended March 31, 2011, computed under IFRS, along with individual business segment reports, are available in the Investors section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold a conference call today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited (NYSE: WIT)
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers. Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in.

Contact for Investor Relations		Contact for Media & Press
Rajendra Kumar Shreemal	Sridhar Ramasubbu	Sachin Mulay
Phone: +91-80-2844-0079	Phone: +1 408-242-6285	Phone: 91-80-2505-6110
rajendra.shreemal@wipro.com	sridhar.ramasubbu@wipro.com	sachin.mulay@wipro.com

Forward-looking and Cautionary Statements
The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
( in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of March 31,
	2010	2011	2011
			Convenience
			translation into
			US$ in millions
			(Unaudited)
ASSETS
Goodwill	53,802	54,818	1,231
Intangible assets	4,011	3,551	80
Property, plant and equipment	53,458	55,094	1,237
Investment in equity accounted investee	2,345	2,993	67
Derivative assets	1,201	2,984	67
Non-current tax assets	3,464	9,239	207
Deferred tax assets	1,686	1,467	33
Other non-current assets	8,784	8,983	202

Total non-current assets	128,751	139,129	3,124

Inventories	7,926	9,707	218
Trade receivables	50,928	61,627	1,384
Other current assets	21,106	19,744	443
Unbilled revenues	16,708	24,149	542
Available for sale investments	30,420	49,282	1,106
Current tax assets	6,596	4,955	111
Derivative assets	2,615	1,709	38
Cash and cash equivalents	64,878	61,141	1,373

Total current assets	201,177	232,314	5,216

TOTAL ASSETS	329,928	371,443	8,340

EQUITY
Share capital	2,936	4,908	110
Share premium	29,188	30,124	676
Retained earnings	165,789	203,250	4,563
Share based payment reserve	3,140	1,360	31
Other components of equity	(4,399)	580	13
Shares held by controlled trust	(542)	(542)	(12)

Equity attributable to the equity holders of the company	196,112	239,680	5,381
Non-controlling Interest	437	691	16

Total equity	196,549	240,371	5,397

LIABILITIES
Long — term loans and borrowings	18,107	19,759	444
Deferred tax liabilities	380	301	7
Derivative liabilities	2,882	2,586	58
Non-current tax liability	3,065	5,021	113
Other non-current liabilities	3,233	2,706	61
Provisions	100	81	2

Total non-current liabilities	27,767	30,454	684

Loans and borrowings and bank overdrafts	44,404	33,043	742
Trade payables and accrued expenses	38,748	44,052	989
Unearned revenues	7,462	6,595	148
Current tax liabilities	4,850	7,340	165
Derivative liabilities	1,375	1,358	30
Other current liabilities	6,499	5,906	133
Provisions	2,274	2,324	52

Total current liabilities	105,612	100,618	2,259

TOTAL LIABILITIES	133,379	131,072	2,943

TOTAL EQUITY AND LIABILITIES	329,928	371,443	8,340

WIPRO LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
( in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,				Year ended March 31,
	2010	2011	2011	2010	2011	2011
			Convenience			Convenience
			translation into			translation into
			US $ in millions			US $ in millions
			(Unaudited)			(Unaudited)
Gross revenues	69,772	82,715	1,857	271,957	310,542	6,972

Cost of revenues	(47,765)	(57,403)	(1,289)	(186,299)	(212,808)	(4,778)

Gross profit	22,007	25,312	568	85,658	97,734	2,194

Selling and marketing expenses	(5,108)	(5,550)	(125)	(18,608)	(22,172)	(498)
General and administrative expenses	(3,593)	(5,284)	(119)	(14,823)	(18,339)	(412)
Foreign exchange gains/(losses), net	389	309	7	(383)	445	10

Results from operating activities	13,695	14,787	332	51,844	57,668	1,295

Finance expenses	10	(636)	(14)	(1,324)	(1,933)	(43)
Finance and other income	1,269	2,127	48	4,360	6,652	149
Share of profits of equity accounted investee	176	139	3	530	648	15

Profit before tax	15,150	16,417	369	55,410	63,035	1,415
Income tax expense	(3,015)	(2,604)	(58)	(9,294)	(9,714)	(218)

Profit for the period	12,135	13,813	310	46,116	53,321	1,197

Attributable to:
Equity holders of the company	12,089	13,754	309	45,931	52,977	1,189
Non-controlling interest	46	59	1	185	344	8

Profit for the period	12,135	13,813	310	46,116	53,321	1,197

Earnings per equity share:
Basic	4.97	5.64	0.13	18.91	21.74	0.49
Diluted	4.93	5.60	0.13	18.75	21.61	0.49

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,431,434,923	2,438,996,963	2,438,996,963	2,429,025,243	2,436,440,633	2,436,440,633
Diluted	2,449,711,788	2,454,119,878	2,454,119,878	2,449,658,532	2,451,154,154	2,451,154,154

Additional Information
Segment Revenue
IT Services	52,596	62,891	1,412	202,490	234,850	5,273
IT Products	8,900	9,105	204	38,205	36,910	829
IT Services & Products	61,496	71,996	1,616	240,695	271,760	6,101
Consumer Care and Lighting	6,084	7,244	163	22,584	27,258	612
Others	2,581	3,784	85	8,295	11,969	269
Total	70,161	83,024	1,864	271,574	310,987	6,982

Operating Income
IT Services	12,787	13,878	312	47,687	53,407	1,199
IT Products	260	332	7	1,764	1,609	36
IT Services & Products	13,047	14,210	319	49,451	55,016	1,235
Consumer Care and Lighting	830	870	20	3,102	3,450	77
Others	(182)	(293)	(7)	(709)	(798)	(18)
Total	13,695	14,787	332	51,844	57,668	1,295

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company	12,089	13,754	309	45,931	52,977	1,189

Adjustments :
Accelerated amortization of stock options that vest in a graded manner	32	(70)	(2)	(69)	(376)	(8)

Non-GAAP adjusted profit	12,121	13,684	307	45,862	52,601	1,181

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

IT Services Revenue as per IFRS	1,400
Effect of Foreign currency exchange movement	9
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,391

IT Services Revenue as per IFRS	1,400
Effect of Foreign currency exchange movement	24
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,377